(formerly Crocodile Gold Corp.)

Management Discussion & Analysis

For the three and six months ended June 30, 2016 and 2015

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated July 28, 2016 of Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (“Newmarket Gold”, “Newmarket”, or the “Company”) provides a discussion of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2016. This MD&A should be read in conjunction with Newmarket Gold’s condensed interim consolidated financial statements and related notes for the three and six months ending June 30, 2016 and 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Since the condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk Factors” and “Cautionary Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2015. Additional information including the condensed interim consolidated financial statements for the three and six months ended June 30, 2016, the audited annual financial statements for the year ended December 31, 2015, the Company’s Annual Information Form for the year ended December 31, 2015, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Newmarket Gold Inc. profile at www.sedar.com.

All amounts are presented in United States dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars.

Certain non-IFRS measures are included in this MD&A, including operating cash cost per ounce, all-in sustaining costs (“AISC”) per ounce, and operating cash cost per tonne milled in Australian dollars. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Newmarket Gold believes that these measures, in addition to that information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

COMPANY OVERVIEW

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Newmarket Gold’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. Further information about Newmarket Gold can be found in the Company’s regulatory filings, including the AnnualInformation Form, available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

Newmarket Gold Inc. | Management Discussion and Analysis	1

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS SUMMARY – For the period ended June 30, 2016

Financial Results
(in thousands, except per share and per ounce amounts)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue ($)	78,039	66,044	144,094	138,941
Cost of operations, including depletion and depreciation ($)	(49,953)	(46,526)	(98,455)	(99,661)
Mine operating income ($)	28,086	19,518	45,639	39,280
Net income ($)	16,760	12,072	23,223	27,775
Net income per share ($/share) – basic *	0.10	0.10	0.14	0.24
Net income per share ($/share) – diluted *	0.09	0.10	0.14	0.23
Cash generated from operating activities ($)	30,999	27,073	49,300	54,559
Capital investment in mine development, property,
	13,643	17,158	23,078	30,618
plant and equipment ($)
Average realized gold price per ounce ($)	1,253	1,196	1,199	1,190
Average quoted gold price per ounce ($)	1,260	1,192	1,221	1,206
Operating cash costs per ounce sold ($)	673	681	686	682
All-in sustaining cash costs per ounce sold ($)	937	1,037	923	985

*Pre-Arrangement net income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456 (refer to Note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2016).

Operational Results	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Ore Milled (t)	564,401	588,381	1,136,852	1,174,101
Grade (g/t Au)	3.75	3.31	3.69	3.44
Recovery (%)	89.8	88.0	88.3	87.2
Gold Oz Produced	61,191	55,998	119,248	115,674
Gold Oz Sold	62,223	55,154	120,019	116,447

SECOND QUARTER 2016 HIGHLIGHTS

2016 Corporate Guidance Revision: Increased full year 2016 consolidated production guidance to 225,000 – 235,000 ounces, following record quarterly production from Fosterville, while lowering consolidated All-In Sustaining Cost (“AISC”) to $900 - $975 per ounce sold.
Strong Cash Position: Increased cash balance of $69.9 million, an increase of 91% from $36.5 million at Q4 2015. Working capital of $56.3 million at Q2 2016, up significantly from $22.3 million at Q4 2015.
Generating Free Cash Flow: Operating cash flow of $31.0 million or $0.18 per share based on basic weighted average number of shares outstanding, based on revenue of $78.0 million from 62,223 ounces sold. Free cash flow of $17.4 million based on operating cash flow of $31.0 million less capital expenditures of $13.6 million, also includes $3.6 million investment in growth programs in Q2 2016.
Record Quarterly Mine Operating Income: Q2 2016 Mine Operating Income of $28.1 million, up 60% from Q1 2016, the result of record quarterly consolidated gold production of 61,191 ounces.
Record Consolidated Quarter Operating Cash Cost & Low AISC: Q2 2016 Operating cash costs per ounce sold of $673 and AISC per ounce sold of $937.
Record Quarterly Performance at Flagship Fosterville Gold Mine: Gold production of 37,245 ounces with record average grade of 7.50g/t Au and record quarterly recovery of 90.8% supported by the successful commissioning of the new gravity gold circuit.
Fosterville Achieves Record Low Quarter Operating Cost & Low AISC: Q2 2016 Operating cash cost per ounce sold of $440, and AISC per ounce sold of $741.
Increased Net income: $16.8 million or $0.10 Basic EPS in Q2 2016, including the impact of $2.3 million in share based compensation expense tied to the 76% increase in the share price market value of the Company on the TSX Exchange in Q2 2016.
Positive Drill Results from the Harrier Location at the Fosterville Gold Mine: Results include: 22.13 g/t Au over 3.4m in hole UDH1559 (Estimated True Width “ETW” 3.33m) and 10.3 g/t Au over 3.35m (ETW 3.27m) in hole UDH1596. (see Newmarket Press Release dated June 27, 2016). Includes interception of the first recorded visual gold sample from the Harrier South Gold System.
Positive Preliminary Economic Assessment for the 100% Owned Maud Creek Gold Project: Preliminary Economic Assessment (“PEA”) delivered strong results including a Pre-tax NPV5% of AUD$201 million (US$155 million) and IRR of 116% and a 1.25 year payback period at AUD$1,550/oz gold (US$1,200/oz) (see Newmarket Press Release dated May 18, 2016).

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Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY OUTLOOK AND UPDATED GUIDANCE

Entering the second half of 2016, Newmarket Gold is extremely well positioned with a strong balance sheet including $69.9 million in cash and negligible debt obligations, record second quarter results at Fosterville, unhedged production in a strong Australian gold price environment, and an experienced team that is focused on creating shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth.

Based on the record quarterly production in the second quarter, driven by a record quarter at Fosterville, the Company is revising its production guidance for 2016 upward to 225,000 - 235,000 ounces from 205,000 – 220,000 ounces and lowering the consolidated AISC to $900 - $975 per ounce sold. Fosterville is expected to contribute approximately 60% of consolidated production. The Company is maintaining its original guidance for operating cash costs of $650 - $725 per ounce sold, with record low operating cash costs per ounce from Fosterville being offset by higher cost per ounce at Stawell (lower grades) and Cosmo (lower tonnes and grade, with a higher ratio of operating development).

Capital expenditure guidance has also been revised slightly to $50-$55 million for 2016. At Fosterville, increased capital reflects an updated fleet management program which will bring forward the acquisition of two safer, higher-tonnage productive haul trucks to replace older and less productive equipment, and reduce rebuild and maintenance costs. Lower spending at Cosmo reflects the low underground development expenditure to date, as development activity in the first half of the year focused on the 640 growth development drill drive and operating access into Mining Block 8, as well as the Sliver and Hinge. Increased projected costs at Stawell relates to infrastructure upgrades to support the 2017 plan.

In addition, exploration success to date on near mine targets and continued strengthening of the gold price support increasing our exploration growth programs to $10-15 million for the year. This increased growth investment will enable the Company to advance the resource potential of our assets and to accelerate the development of the growth side of our business. Currently, we have increased drilling at all sites and now have 13 drill rigs in operation, with programs designed to increase mineral resources and mineral reserves to extend the mine life of our operations

The Company is also updating it general and administrative expense guidance to ~$8 million, reflecting increased corporate and capital markets activity in the first half of the year, as well as the increased value of phantom share units due to the 180% appreciation in the Company’s share price on the TSX, and the accrual of certain employee awards which are directly related to the exceptional financial performance of the Company to date.

Revised 2016 Guidance

	Fosterville	Cosmo	Stawell	Consolidated
REVISED
Gold Production (ounces)	130,000 – 140,000	~60,000	~35,000	225,000 – 235,000
Operating Cash Costs per Ounce(1)	$450 - $525	$975 – $1,050	$1,050 – $1,125	$650 - $725
AISC per Ounce(1)				$900 - $975
Sustaining Capital Expenditures	$42 - $44.5 million	$5 - $7 million	$3 - $3.5 million	$50 – $55 million
Growth Expenditures				$10 – $15 million
Corporate General and Administrative				~$8 million
PRIOR
Gold Production (ounces)	110,000 – 120,000	60,000 - 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$500 - $575	$720 - $795	$900 - $975	$650 - $725
AISC per Ounce(1)				$950 - $1,025
Sustaining Capital Expenditures	$37.5 - $42.5 million	$10 – $12 million	$2.5 - $3 million	$50 - $57.5 million
Growth Expenditures				$5 - $10 million
Corporate General and Administrative				$5 - $6 million

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian to US dollar exchange rate of $0.75.

Newmarket Gold Inc. | Management Discussion and Analysis	3

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 2016 FINANCIAL REVIEW

Newmarket Gold achieved record consolidated gold production of 61,191 ounces in Q2 2016, which included record quarterly production from the Fosterville Gold Mine of 37,245 ounces. Fosterville’s production performance represented a 12% increase over the previous quarter and a 26% increase over Q2 2015, driven by a record mill grade of 7.50 g/t, reflecting high-grade development and stope production in the Lower Phoenix area where both higher grade west and east dipping lenses are being extracted, and the successful commissioning of the new gravity circuit which resulted in record recovery rates for the quarter of 90.8% . Cosmo also achieved a record recovery rate of 94.2%, contributing 15,442 ounces of production during the second quarter, a 5% decrease from Q1 due to lower tonnes and grade. Gold production at Stawell in Q2 2016 was 8,504 ounces, consistent with Q1 2016 and down 8% compared to Q2 2015 due to lower underground ore grade.

Revenue for Q2 2016 was $78.0 million based on 62,223 ounces of gold sold at an average realized gold price of $1,253 per ounce, an increase in revenue of 18% compared to Q2 2015 as a result of 13% more gold sold in a rising gold price environment. On a year to date basis, revenue has increased 4% compared to the first half of 2015 due to higher gold ounces sold, notable given Q1 2015 gold sales included the sale of 2,750 ounces of gold bullion, which were held on the balance sheet at December 31, 2014.

As a result of the record quarterly production results, mine operating income in Q2 2016 was a quarterly record $28.1 million, a 44% increase over the corresponding period of 2015 and a 60% increase from the first quarter of 2016.

On a consolidated basis, operating cash costs per ounce was a quarterly record low of $673 per ounce sold in Q2, the result of an increasing grade and recovery profile, particularly at our flagship Fosterville Gold Mine which accounted for 61% of consolidated production. For the first half of 2016, operating cash costs per ounce of $686 are generally consistent with 2015 and in-line with revised guidance for the current year. Operating expenses for the second quarter of $40.9 million increased 11% compared to Q2 2015, partly due to higher operating costs at Fosterville as a result of a shift to a total extraction mining method to optimize higher grades, the success of which has been demonstrated in the 17% decrease in operating cash costs per ounce to $440 compared to Q2 2015. Operating costs per ounce at Cosmo have increased 12% from Q2 2015 to $974, with comparatively lower tonnes driving 4% fewer ounces sold, and a significantly higher ratio of operating development resulting in a higher allocation of costs to operations expenses. Operating costs at Stawell have also increased in Q2 2016 relative to the prior year due to increased levels of operating development to open up mining fronts in the Federal Albion, and lower comparative grades and recoveries have resulted in increased operating cash costs per ounce of $1,144.

Royalty expense increased 42% compared to the second quarter of 2015 and 37% for the first six months of 2016. The increase over both periods is reflective of record production at Fosterville and the resulting impact on revenues, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016.

Depletion and depreciation of $8.0 million in Q2 2016 is down 10% compared to the previous year, impacted by a lower Australian dollar but mainly the result of lower book values at Cosmo and a longer mine life at Fosterville. These factors were also the main drivers impacting the relatively lower depletion and depreciation of $15.9 million compared to the first half of 2015, in addition to a 6 % weaker average Australian dollar over that period.

Net income for the second quarter of 2016 was $16.8 million or $0.10 per share (basic), compared to net income of $12.1 million or $0.10 per share in Q2 2015. The unchanged earnings per share over the two periods despite an increase in net income of 39% during Q2 2016 is reflective of the higher weighted average number of shares outstanding (basic), as a result of the conversion and redemption of Debentures and the exercise of warrants during the first quarter of 2016. Net income in the first half of 2016 was $23.2 million or $0.14 per share, down 16% compared to net income of $27.8 million, or $0.24 per share, during the same period in 2015.

Net income in Q2 2016 reflects $3.6 million of exploration and evaluation expenditures, and increase of 36% over Q2 2015 as the Company focuses on growing its resources while continuing to maintain strong cash flow generation. Exploration and evaluation spending in the first half of 2016 of $7.5 million is more than double the expenditure in 2015 for the same period. Net income was also impacted by share based compensation of $2.3 million, largely due to the vesting of two tranches of the Company’s performance share units, whose share-performance vesting terms were triggered as a result of the 76% increase in the Company’s share price on the TSX in Q2 2016. The 180% increase in the Company’s share price in the first half of 2016 was the main driver of the $3.6 million in share-based compensation year-to-date in 2016, due to the vesting of a significant portion of the Company’s performance share units.

General and administrative expenses have increased compared to 2015 both on a quarterly and year-to-date basis, reflecting the increased corporate capacity as a result of Newmarket’s amalgamation with Crocodile Gold in July of 2015, and increase capital markets activity since that time. Increase general and administration expenses also reflect the increased value of phantom share units due to the significant appreciation in the Company’s market value, and the accrual of certain employee awards which are directly related to the financial performance of the Company.

Newmarket Gold Inc. | Management Discussion and Analysis	4

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

During the second quarter of 2016, the Company also recognized a deferred tax expense of $2.8 million, compared to $0.6 million in the corresponding period of 2015. The expense predominantly relates to the estimated use of non-capital losses relating to Fosterville and Stawell, driven by continued record results from Fosterville and an exceptionally strong Australian gold price environment, averaging A$1,689 during the second quarter and surpassing A$1,800 towards the end of the quarter. These were also the main factors driving the $5.2 million deferred tax expense in the first half of 2016. Depending on actual gold price performance and production results for the remainder of the year, the Company’s Victorian operations may be cash taxable in the near-term.

Cash Flow
Newmarket Gold generated operating cash flow of $31.0 million in Q2 2016, compared to $27.1 million in the same period of 2015. The 15% increase in operating cash flows reflects the 18% increase in revenue owing to record production and higher gold prices, while also reflecting the ongoing investment of $3.6 million in exploration and evaluation growth programs. On a year to date basis, the Company has generated $49.3 million in cash flow from operations in 2016 compared to $54.6 million in 2015, noting that 2015 included proceeds of approximately $3.3 million relating to the sale of 2,750 ounces of gold bullion. Cash flow from operations in 2016 also includes $7.5 million in exploration and evaluation spending compared to only $3.4 million in the first half of 2015, as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $11.1 million in mine development in Q2 2016, which includes underground development and resource definition. Development was focused at Fosterville, which accounted for 85% of the total expenditure in the second quarter. Mine development at Cosmo continued to be comparatively low at $0.6 million, with a focus on operating development in the now-accessed Mining Block 8, and also on the completion of the 640 drill drive growth development which provides a drill platform for the Sliver lode and the Eastern Lode footwall targets, in addition to grade control drilling. Lower mine development compared to 2015 is mainly due to decreased underground development at Cosmo, with a shift to more underground development expected in the second half of 2016. Property, plant and equipment expenditure in the quarter was $2.6 million and $4.5 million for the first half of 2016, down for both comparative periods in 2015, with reduced expenditures at each of the mine operations.

The Company achieved consolidated all-in sustaining cash costs per ounce of $937 in the second quarter of 2016, up slightly from Q1 2016 due to timing of expenditures. Consolidated all-in sustaining cash costs of $923 per ounce for the first half of 2016 is tracking well below initial 2016 guidance of $950-$1,025 per ounce, resulting in a downward guidance revision to $900-$975 per ounce. Higher operating cash costs per ounce at Cosmo and Stawell have been offset by a strong reduction in operating cash costs per ounce at Fosterville, lower capital expenditures, and the lower average Australian dollar exchange rate. Notably the all-in sustaining cash costs per ounce for Fosterville decreased 21% to $741 per ounce in Q2 2016 compared to Q2 2015, and also decreased 18% to $732 per ounce in the first half of 2016 compared to the same period of 2015.

Net cash provided from financing activities in the second quarter of $0.8 million reflected the proceeds from the exercise of stock options and warrants, offset by ongoing capital lease obligation and other loan repayments. Net cash from financing of $5.2 million in the first half of 2016 also reflects $5.1 million on the exercise of 4,250,769 share purchase warrants in the first quarter, and the final payment of $0.7 million in interest on the conversion and redemption of the Debentures.

Financial Position
At June 30, 2016, the Company had a cash balance of $69.9 million, a significant increase from $36.5 million as at December 31, 2015 representing real cash flow generation of $17.8 million during Q2 2016 and $33.4 million during the first half of 2016. Newmarket Gold’s working capital position at the end of Q2 2016 was $56.3 million, a significant increase from $22.3 million at December 31, 2015, reflecting positive net cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants and stock options, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the Debentures, the Company is essentially debt-free with only $2.8 million in capital lease obligations and other loans.

Foreign Exchange
Newmarket Gold has generally benefited in the Australian dollar exchange rate relative to the US dollar, which has markedly increased the gold price in Australian dollar terms (the functional currency of its subsidiaries’ operations) while having the effect of lowering cash costs in US dollar terms. Over the second quarter, the Australian denominated gold price, has traded at an average of approximately A$1,689 and has exceeded A$1,800 on occasion.

The Australian dollar closed at $0.7486 on June 30, 2016, an increase of 3% compared to December 31, 2015. The average Australian dollar exchange rate for the second quarter was $0.7459, down 4% compared to $0.7778 for the same period in 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	5

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

GOVERNANCE

Newmarket Gold aspires to achieve zero harm to employees, the environment, and to local communities. The Company strives to minimize and mitigate risks inherent in our mining operations in a sustainable manner, and recognizes that community engagement is critical to sustainability. Ultimately the success and sustainability of our business will be earned by minimizing risks, minimizing negative impacts, and full engagement of our various communities.

Employee Health and Safety

Newmarket Gold works to achieve zero harm by creating a safe work environment for all of our staff, contractors and consultants. The Company strives to be among the safest mine operators in each of our operational jurisdictions. Wherever we operate, we will develop, implement and maintain an integrated health and safety management system that drives continuous improvement.

The Company tracks the following consolidated safety statistics in the table below. Total recordable time injuries include all LTI’s, medically treated injuries, and alternative duty events. Frequency rates are presented on a per 200,000 man hour basis.

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Lost Time Injuries (“LTI’s”)	3	5	7	11
Lost Time Injury Frequency Rate (“LTIFR”)*	1.2	2.3	1.5	2.6
Total Recordable Time Injury Frequency Rate (“TRIFR”)*	5.8	12.2	6.2	9.8

*Newmarket Gold has implemented TRIFR as part of its health and safety reporting, certain historical data may not be available for this measure.

Newmarket Gold has engaged an independent external consultant to review the Company’s health and safety systems. In addition to Company-wide initiatives to improve the health and safety culture and results, each site has implemented local programs including safety audits, focused sessions on frequent injuries, site cross-training, and leadership development. The Company is in the process of restructuring the safety group to ensure the organization is resourced to achieve our goal of zero harm.

Environment

Newmarket Gold’s vision is to integrate and promote sustainability into all facets of the Company through implementation of environmentally responsible practices throughout every level of our business. Newmarket Gold believes that effective environmental management is paramount to a successful future. There were no material breaches of mine license or work plan conditions during the second quarter of 2016 at any of the Company’s mining operations. All incidents were reported to regulators in a timely manner and impacts, if any, were rectified appropriately.

In the Northern Territory, the operations continue to work with the regulators relating to water discharge license matters, and the Company is confident it continues to operate within the required license conditions and is engaging directly with the regulators to demonstrate ongoing responsible environmental practices.

At Stawell, the Technical Review of Environmental Performance for the Stawell Gold Mine report was released in April, and concluded the mine operations to be compliant with Victoria’s mining licensing requirements and regulatory standards, and did not find evidence of any risks to the community’s health or safety. The Report, and the subsequent Earth Resources Regulation Victoria (ERRV) notices, proposed recommendations to improve environmental monitoring, and to undertake broader community engagement. Stawell continues to work with regulators on addressing the recommendations, and will look to engage further with the community through various key initiatives throughout 2016.

In the second quarter, Fosterville applied for a new 20 year mining license which covers an area of 83.7 hectares Crown Land that abuts the western edge of the main Fosterville Gold Mine mining lease.

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Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

FOSTERVILLE GOLD MINE

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Operating Information
Capital Development (m)	952	1,047	1,711	2,188
Operating Development (m)	745	907	1,585	1,669
Ore Mined – Underground (t)	160,889	178,186	330,820	356,862
Ore Mined – Head Grade (g/t Au)	8.30	5.59	7.74	5.72
Ore Milled (t)	169,884	173,323	331,752	348,650
Grade (g/t Au)	7.50	5.92	7.42	5.84
Recovery (%)	90.8	89.0	88.9	89.1
Gold Oz Produced	37,245	29,648	70,383	58,783
Gold Oz Sold	37,806	29,139	71,196	60,371
Financial Information (in thousands, except per ounce amounts)
Revenue	47,238	34,662	85,241	71,168
Mine operating income	25,385	13,007	42,273	25,097
Cash flow from operations	30,517	21,052	54,220	41,465
Mine development and property, plant and equipment	11,082	11,227	19,170	20,545
Operating cash costs per ounce sold	440	532	456	537
All-in sustaining cash costs per ounce sold(1)	741	935	732	895
Operating costs per tonne milled in A$	A$124	A$109	A$127	A$114

(1) Excludes corporate general and administrative expenses

Second Quarter 2016 Operating Results
Fosterville produced a quarterly record 37,245 ounces in the second quarter, surpassing the Q1 2016 production of 33,138 ounces. This result marked a 12% increase over the previous quarter and a 26% increase over Q2 2015.

Mine production achieved 160,889 tonnes at an average grade of 8.30 g/t Au, compared to 178,186 tonnes at 5.59 g/t Au in Q2 2015. Tonnes mined were down from Q2 2015, reflecting a deliberate change to a total extraction mining method which incorporates cemented backfill into the production cycle to optimize the mined grade. Accordingly, Fosterville achieved a new quarterly record mine grade of 8.30 g/t, a 48% increase over Q2 2015 grade. In addition to ongoing mine development achieved during Q2 2016, Fosterville also advanced 121m of growth development to complete a drill drive from the Harrier decline which establishes a platform for growth drilling to test down plunge extensions of the Phoenix and Lower Phoenix gold systems. Growth activities continue at Fosterville with eight drill rigs in operation, targeting both Mineral Resource growth and Resource Definition in both the Lower Phoenix and Harrier South gold systems.

Fosterville processed 169,884 tonnes at a record average grade of 7.50 g/t Au in Q2 2016, compared to 161,868 tonnes at 7.34 g/t Au in Q1 2016, and 173,323 tonnes at 5.92 g/t Au in Q2 2015. Mill throughput was driven by availability of mine tonnes coupled with a 9,000 tonne draw down in stockpiles. The mill achieved a record quarterly recovery of 90.8%, a 4.0% increase over Q1 2016 recoveries of 86.8%, as a result of the successful commission of the new gravity circuit which recovered 17% of the production during the quarter. The continued focus on process improvements at Fosterville is demonstrated with 2016 year-to-date recovery being 88.9%, versus full year average recoveries of 88.5% in 2015 and 86.4% in 2014.

Fosterville continues to produce high-grade gold results, often containing visible gold, both in drill core and underground mine faces. Underground drilling programs continue to focus on the definition and exploration of multiple near mine underground gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults.

The high-grade, visible-gold bearing Eagle Fault Zone, discovered in 2015, has been the main driver of Fosterville’s increasing grade profile to date and is expected to continue contributing to strong grades at Fosterville during 2016 following updated Mineral Resources and Reserves as at December 31, 2015. Fosterville’s current mining front comprised of the Phoenix and Lower Phoenix gold systems, and associated structures, host Measured and Indicated Mineral Resources containing 673,000 ounces grading 8.33 g/t.

Newmarket Gold Inc. | Management Discussion and Analysis	7

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter 2016 Financial Results
Fosterville generated revenue of $47.2 million in Q2 2016, an increase of 36% compared to Q2 2015, with record quarterly gold production resulting in the sale of 37,806 ounces, complemented by a stronger gold price environment where the average realized gold price increased 5%. Revenue for the first half of 2016 was also significantly higher than the corresponding period of 2015, notable as 2015 included the sale of 2,750 ounces of gold bullion held on the balance sheet at December 31, 2014.

Mine operating income for Q2 2016 was $25.4 million compared to $13.0 million in Q2 2015, and was also up significantly for the first six months of 2016. Operating expenses increased 6% in the second quarter of 2016 compared to 2015, however this was offset by lower quarter over quarter depletion and depreciation due to the increased mine life over which Fosterville’s mine assets are being depreciated. A portion of the increase in operating expenses in the most recent quarter reflects the shift to a total extraction mine method to optimize grade in the Lower Phoenix. This is reflected in the increased operating costs per tonne milled of A$124, however the resulting increase in grade (coupled with record recoveries) is evident in the 17% quarterly decrease in operating cash costs to $440 per ounce. Operating cash costs per tonne milled have decreased from A$129 in Q1 2016, which was a function of a build of ore stockpile during a planned shutdown in March, with those stockpiles having been drawn down in Q2 2016 to normal operating levels.

As a result of a record quarter in a strong gold price environment, Fosterville generated $30.5 million in cash flow from operations during the period, a 45% increase over Q2 2015. In the first six months of 2016, Fosterville has generated cash flow from operations of $54.2 million, compared to $41.5 million over the same period in 2015. Capital expenditures were down compared to the prior year on both a quarterly and year-to-date basis, mainly due to the weaker Australian exchange rate over those periods and the timing of certain expenditures. Capital expenditures for 2016 included $0.3 million for the installation and commissioning of the gravity circuit, which contributed to the record recovery rate in the second quarter. As a result of lower operating costs per ounce and lower comparative capital expenditures, Fosterville achieved all-in sustaining costs per ounce of $741 per ounce in Q2 2016, a 21% decrease compared to Q2 2015. All-in sustaining cash costs for the six months at Fosterville were $732 per ounce.

COSMO GOLD MINE
	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Operating Information
Capital Development (m)	95	445	138	855
Operating Development (m)	318	750	724	1,387
Ore Mined – Underground (t)	155,737	183,307	348,676	380,896
Ore Mined – Head Grade (g/t Au)	2.97	2.98	3.05	3.33
Ore Milled (t)	169,252	193,084	350,277	383,390
Grade (g/t Au)	3.01	2.97	3.05	3.33
Recovery (%)	94.2	92.7	92.4	91.9
Gold Oz Produced	15,442	17,073	31,782	37,685
Gold Oz Sold	15,928	16,522	31,572	36,721
Financial Information (in thousands, except per ounce amounts)
Revenue	20,065	19,908	38,102	44,216
Mine operating income	1,971	2,981	2,783	8,110
Cash flow from operations	4,838	3,735	6,725	10,601
Mine development and property, plant and equipment	1,055	4,115	1,754	7,846
Operating cash costs per ounce sold	974	868	957	814
All-in sustaining cash costs per ounce sold(1)	1,050	1,126	1,021	1,037
Operating costs per tonne milled in A$	A$123	A$96	A$118	A$100

(1) Excludes corporate general and administrative expenses

Newmarket Gold Inc. | Management Discussion and Analysis	8

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter 2016 Operating Results
With gold production of 15,442 ounces in Q2, 2016, Cosmo has produced 31,782 ounces of gold in the first half of 2016, a 24% improvement over the second half of 2015 due to a 3% increase in mined tonnes, 17% improvement in grade and 3% improvement in mill recovery.

Mine production slowed this quarter in terms of volume and grade compared to the previous quarter, producing 155,737 mined tonnes at an average grade of 2.97 g/t Au compared to 192,939 tonnes at 3.12 g/t Au in Q1 2016, and significantly less tonnes compared to Q2 2015. Tonnage decreased 19% compared to the previous quarter as new mining areas were developed into the newer Sliver and Hinge areas, as well as additional rehabilitation works required in some of the stope areas with poor ground conditions which created challenges in mine sequencing. Grade performance was also down compared to Q1 2016, as lower grade blocks had to be mined in June to maintain the mine sequence into future months. Mine development was in line with the previous quarter with 413m compared to 450m in Q1 2016. The mine utilized one jumbo drill in the 640 Drill Drive and for rehabilitation works associated with stoping in areas with poor ground conditions.

During the second quarter, the Union Reef mill achieved a record quarterly recovery of 94.2%, a 1.6% increase from Q2 2015 but notably a significant improvement from 86.9% achieved in the final quarter of 2015. A clear focus on optimizing recovery rates as opposed to maximizing tonnage has contributed to significant process improvements over a relatively short period of time. For Q2 2016, the mill processed 169,252 tonnes at an average grade of 3.01 g/t Au, the reduced throughput compared to Q2 2015 a function of mined tonnes availability.

Building on the drilling programs completed in 2015, drilling will focus on high-priority resource definition targets testing the Western Lodes, the Sliver and Hinge areas, and the Lantern Target (formerly known as the Inner Dolerite and Inner Metasediments). (See Cosmo updated Mineral Resources and Reserves Summary discussion below for the latest drilling update).

Second Quarter 2016 Financial Results
Revenue in second quarter of 2016 was up slightly compared to Q2 2015, as a 4% decrease in gold ounces sold over the same period was offset by a higher average realized gold price. On a year to date basis, revenue is down as a result of lower comparative ounce production due to lower tonnes and mined grades, which was only partially offset by a slightly higher average realized gold price.

Mine operating income during the second quarter of $2.0 million was down from $3.0 million in Q2 2015, as slightly higher revenues were offset by increased operating expenses. A portion of the increase in operating expenses relate to higher processing costs, which have contributed to the significant improvement in gold recovery. A portion is also the result of a higher ratio of operating development compared to 2015, resulting in a higher allocation of costs to operations expenses. This has contributed to a 12% increase in operating costs per ounce from Q2 2015 to $974, in addition to lower tonnes compared to the prior period driving 4% less ounces sold. The increased operating cost profile combined with reduced mill throughput has resulted in a significant increase in operating costs per tonne milled to A$123 per tonne. Year to date, the 18% increase in operating cash costs per ounce to $957 reflect the increased cost profile and also a comparatively lower tonne profile at lower grades.

Operating cash flow during the second quarter of 2016 was $4.8 million, down from Q2 2015 as slightly higher revenues were offset by higher operating costs. Capital expenditures in the second quarter continue to be relatively low at $1.1 million, for total year-to-date capital expenditures of $1.8 million compared to $7.8 million in 2015. This has reflected a shift to operating development and stope production in Mining Block 8, and development emphasis on extending the 640 drill drive to target near-term resources, which was completed in Q2 2016. Underground development is expected to ramp back-up in the second half of 2016. As a result of lower capital expenditures, all-in sustaining cash costs per ounce in Q2 2016 decreased 7% compared to the prior year. Year to date all-in sustaining cash costs per ounce for the first half of 2016 are also down 2%, although largely impacted by the weaker Australian dollar.

Newmarket Gold Inc. | Management Discussion and Analysis	9

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

STAWELL GOLD MINE

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Operating Information
Capital Development (m)	254	366	336	366
Operating Development (m)	564	360	1,306	1,062
Ore Mined – Underground (t)	116,550	117,928	269,587	241,010
Ore Mined – Head Grade (g/t Au)	2.37	2.39	2.10	2.52
Ore Milled (t)	225,265	221,974	454,823	442,061
Grade (g/t Au)	1.48	1.57	1.46	1.66
Recovery (%)	79.3	83.1	79.8	81.7
Gold Oz Produced	8,504	9,277	17,083	19,207
Gold Oz Sold	8,488	9,493	17,250	19,356
Financial Information (in thousands, except per ounce amounts)
Revenue	10,736	11,474	20,751	23,557
Mine operating income	730	3,530	583	6,073
Cash flow from operations	1,042	3,181	1,248	6,190
Mine development and property, plant and equipment	1,506	1,816	2,154	2,227
Operating cash costs per ounce sold	1,144	815	1,143	884
All-in sustaining cash costs per ounce sold(1) (2)	1,312	992	1,264	988
Operating costs per tonne milled in A$	A$57	A$45	A$59	A$50

(1) Excludes Big Hill expenditures which relate to a growth project and are therefore not sustaining expenditures of the existing operation
(2) Excludes corporate general and administrative expenses

Second Quarter 2016 Operating Results
Stawell produced 8,504 ounces of gold in Q2 2016, consistent with the first quarter of the year, however down from the corresponding period in 2015 due to a lower mill grade and lower recoveries. Mined tonnes for the second quarter were 116,550 tonnes at 2.37 g/t Au, with production consisting predominantely of higher grade Reserve material from the Federal Albion South, complemented with non-reserve material from the upper levels. In the first half of 2016, mine ore tonnes have been higher by 12% however this has been accompanied by a 17% decrease in grade performance from the underground.

Mine development was 818m in Q2 2016 compared to 824m in the previous quarter. Capital development advanced 254m into the Q2 production area while operating development advanced 564m to open additional mining fronts in the Federal Albion South area.

Low grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 225,265 tonnes at 1.48 g/t Au and recovery of 79.3%, generally consistent with the first quarter of 2016.

Growth activities at Stawell have continued to progress the understanding of the Aurora B gold discovery and extending the Aurora B Mineral Resource reported in Q1 2016. An eight-hole program was completed during the second quarter which successfully demonstrated the continuation of mineralization both up and down plunge. Drilling will continue in the third quarter with two rigs focused on the Aurora B gold zone on the East Flank of the Stawell gold system. The West Flank of the Stawell gold system has produced 2.3 million ounces over 30 years of continuous mining whereas the East Flank has no recorded production.

Second Quarter 2016 Financial Results
Revenue in Q2 2016 was down 6% compared to the prior year due to an 11% decrease in gold ounces sold, which was only partially offset by higher realized gold prices. Revenue is also down in the first half of 2016 compared to the prior year, due to the impact of a 12% decrease in mill grade on gold production and consequently gold sales. Mine operating income has similarly decreased for both the three and six months ended June 30, 2016, compared to 2015, with higher operating costs over those periods adding to the impact of lower revenues. Operating costs have increased in Q2 2016 relative to the prior year due to increased levels of operating development to open up mining fronts in the Federal Albion, however lower comparative grades and recoveries have resulted in increased operating cash costs per ounce of $1,144. Year to date, operating cash costs per ounce are also up compared to 2015, as the 12% increase in tonnes mined (and related costs) was accompanied by a much lower grade profile. Further, as of January 1, 2016, Stawell is subject to a 1% NSR royalty as of January 1, 2016 (held by AuRico Metals).

Newmarket Gold Inc. | Management Discussion and Analysis	10

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Given the short time frame to production, most related drilling and development costs are expensed as operating costs, although a portion of the $1.5 million of capital expenditure in Q2 2016 was recognized as capital development. Due to the impact of lower grades and increased operating costs, all-in sustaining cash costs per ounce for the second were $1,312, up significantly from the prior year. Operating costs per tonnes of A$57 are actually down compared to Q1 2016 and consistent with Q4 2015, demonstrating the impact of lower grade and recoveries on operating and all-in sustaining costs given a relatively consistent cost profile.

GROWTH AND EXPLORATION

Newmarket continues to invest in growth and exploration programs with the aim of delineating near-term resource growth and the potential to expand reserves at the Company’s operating mines. Upon completion of the first half of 2016, recent exploration success on near mine targets and continued strengthening of the gold price support increasing the exploration growth guidance to $10-15 million for 2016 from $5-$10 million. As of June 30, 2016, the Company has incurred $7.5 million in exploration and evaluation expenditures, which included the completion of the Harrier drill drive at Fosterville, surface drill programs targeting the up-plunge and down plunge potential of the lower Phoenix at Fosterville, the Aurora B program at Stawell, the completion of the 640 drill drive development at Cosmo and ongoing drilling in the Sliver and footwall Hinge targets.

Fosterville Gold Mine

Surface Based Lower Phoenix Drill Program – During Q2 2016, Fosterville reported positive drill results from 4 surface drill holes totaling 3,016 meters, which targeted the potential expansion of the Lower Phoenix Mineral resource both down-plunge (south) and up-plunge (north) extensions (See Press Release dated May 9, 2016).

The Lower Phoenix North (7850mN) Surface Drill Program was undertaken following successful drill results returned from the Lower Phoenix North 7950mN surface drill program previously completed (See Press Release dated February 29, 2016). The program targeted Lower Phoenix mineralization approximately 150 m north of defined Mineral Reserves. Drill results included 9.16 g/t Au over 12.15m (ETW 11.8 m) in hole SPD616B and 7.26 g/t Au over 14.25 m (ETW 13.9 m) in hole SPD616A. Newmarket Gold is currently compiling and interpreting results of this program and is optimistic that Mineral Resources could potentially be extended beyond the current extent of 7750mN to the 7950mN. Newmarket has initiated an additional surface based drill program on the Lower Phoenix North section (8050mN).

The Lower Phoenix South (6200mN) Surface Drill Program was completed in April 2016, targeting approximately 200 m down plunge from existing Mineral Resources on the Lower Phoenix Mineralization System. Results to date have returned significant drill intercepts including 12.75 g/t Au over 5.9 m (ETW 4.5m) in hole SPD614C and 6.16 g/t Au over 2.05 m (ETW 1.9 m) in hole SPD614A (Previously reported in Newmarket Gold Press Release dated February 29, 2016). Further results from hole SPD614D of 27.7 g/t Au over 0.3 m (ETW 0.25m) and 1.5 g/t Au over 5.9 m (ETW 5.6 m) have been returned which are approximately 100 m down dip from the 12.75 g/t Au over 5.9 m in hole SPD614C. Results to date highlight the potential for additional Mineral Resource growth at significant distance from the current mining areas, positioned approximately 200 m south of existing Mineral Resources and 370 m south of existing Mineral Reserves.

Harrier Drill Drive - The Harrier Drill Drive was completed in the second quarter of 2016, which now enables the commencement of the step out exploration drilling on the Lower Phoenix South gold system (5450mN) targeting the Lower Phoenix gold system approximately 1,000 meters down plunge from existing Phoenix and Lower Phoenix Mineral Reserves. If drilling is successful, the defined footprint of the Phoenix / Lower Phoenix system could increase from 2 km to 3 km in plunge extent.

Harrier South Gold System - Fosterville also reported positive drill results from 57 underground holes, totaling 14,417 meters, from the Harrier South gold system (See Press Release dated June 27, 2016). The resource definition program targeted down plunge extensions to the Harrier and Osprey gold system, and results suggest there is a strong potential for significant conversion of Mineral Reserves from this area. The results also indicate an increasing grade profile with depth below the 4450mRL which is similar to the Lower Phoenix gold grade increase at a similar depth, and included the interception of the first recorded visual gold sample from a new growth exploration program on the Harrier South Gold System.

The Harrier South drilling target area is located approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves directly down plunge from the active Harrier mining area. Drilling has now defined an approximate 400m strike length across multiple mineralized lenses in the Harrier South gold system down plunge of the current mining front.

Newmarket Gold Inc. | Management Discussion and Analysis	11

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Cosmo Gold Mine and Northern Territory (“NT”)

Growth exploration in 2016 at Cosmo are focused on the development of the 640 Drill Drive growth development, the Sliver and Cosmo Deeps hinge and footwall areas, and further drilling in the Western Lode and Lantern. The 640 Drill Drive was completed in the second quarter, and by the end of June there were three drill rigs were in operation focusing on the Sliver lode, the Western Hinge in the Western Lode, and the Footwall Hinge. Newmarket will be reporting drill results to date in the middle of the third quarter of 2016.

Maud Creek Gold Project, Northern Territory

During Q2 2016, Newmarket Gold announced a positive preliminary economic assessment (“PEA”) for the 100% owned Maud Creek Gold Project located in the Northern Territory, approximately 144 kilometres from the Union Reefs processing facility. Utilization of the Union Reefs Mill provides an opportunity to leverage existing infrastructure in the future, which has 1.2 Mt of excess capacity to treat additional ore. The Maud Creek deposit is also located close to existing infrastructure such as road and rail networks and is also situated approximately 20 km from the regional centre of Katherine in the Northern Territory. The PEA was prepared by SRK Consulting (Australasia) Pty Ltd (“SRK”) using base case parameters of an AUD$1,550/oz (US$1,200) gold price and an exchange rate (US to AUD) of 0.77.

Highlights from the Preliminary Economic Assessment are presented below:

Parameter/ Result	Quantity
Pre-Tax NPV (5%)	A$201 million (US$155 million)
Pre-Tax IRR	116%
After-Tax NPV (5%)	A$137 million (US$105 million)
After Tax IRR	80%
Pay Back Period	1.25 years
Pre-production Capital Cost	A$42 million (~US$32 million)
Mine Life	9.5 years
LOM Gold Grade (Diluted Gold Grade)	4.2 g/t Au
LOM Recovered Gold	496,000 ounces
Average Annual Production	52,000 ounces
LOM Cash Operating Cost	A$822 per ounce (US$632 per ounce)

The Company is currently reviewing options to move the Project forward, including a tender process to proceed to a full Feasibility Study stage, which would include further geotechnical drilling to allow for optimization of the mine plan and metallurgical recovery.

The NI 43-101 technical report for Maud Creek entitled “Technical Report, Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” and dated May 16, 2016 (the “Technical Report”) is available under Newmarket’s profile on SEDAR at www.sedar.com and on its website at www.newmarketgoldinc.com.

Stawell Gold Mine

The last drill results from Aurora B highlight the potential to build Mineral Resources on the expansive East Flank of the Stawell gold system (See Press Release dated January 26, 2016). Drilling to date has traced the Aurora B mineralized surface approximately 150 metres along strike and 150 metres down-dip, with this zone being approximately 200 metres from existing mine infrastructure. The next phase of scoping drilling is underway following detailed geological interpretation and modelling activity, with aim of expanding on the existing Inferred Resource by targeting the along strike potential and assess the potential for it to become a new mining front for the Stawell Mine. The Company expects to provide an update on Aurora B in September of 2016.

The Modified Big Hill Development Project (“The Big Hill Project”)

Newmarket also continues to progress the Big Hill Project at Stawell, an important growth opportunity for the Company and the community of Stawell. The Big Hill Project is the up-dip extension of the Magdala system currently being mined from underground. On June 6, 2014, the Company released a positive Feasibility Study prepared in accordance with NI 43-101 which defined a reserve for the project and robust project economics. Full details of the Feasibility Study can be found in Technical Report titled "Technical Report - Big Hill Enhanced Development Project at Stawell Gold Mine" on SEDAR and at the Company's website at www.newmarketgoldinc.com.

In March 2014, the Company released of the Environmental Effects Statement (EES) for the Big Hill Project, which was followed by a full Feasibility Study in June 2014. Formal Panel Hearings for the Project with government department representatives concluded in July 2014. On October 30, 2014, the Company received the Ministerial assessment and Panel Report on the Big Hill Project. The Panel provided a number of key recommendations for the Project, and at that time also advised the statutory decision-makers that the Project should not proceed in the current form.

Newmarket Gold Inc. | Management Discussion and Analysis	12

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

In early 2015, the newly elected Victorian State Government acknowledged the Company's willingness to address the Ministerial issues raised, and advised that key agencies would review an updated submission and provide recommendations on next steps. In May 2015, the Company submitted a draft modified plan to the State government that would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation to satisfy the Ministerial key recommendations resulting from the EES review. Such initiatives are generally above best practice standards and have been reviewed by third party independent technical experts. The Company has not received further direction on the Project as of the date of this MD&A, however has engaged in a ministerial inquiry starting in Q4 2015, which the Company views as a necessary step for project direction to be progressed. As noted under the Governance Section, the results of the independent review were released in April, finding the mine operations to be compliant with Victoria’s mining licensing requirements and regulatory standards, and did not find evidence of risks to the community’s health or safety. The Report did propose recommendations to improve environmental monitoring, and to undertake broader community engagement, and these recommendations have been taken on for further consideration.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Mine Operating Results
	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue	78,039	66,044	144,094	138,941
Cost of operations
Operating expenses	(40,872)	(36,882)	(80,574)	(78,204)
		))(767)
Royalties	(1,090)	(767)	(1,937)	(1,418)
Depletion and depreciation	(7,991)	(8,877)	(15,944)	(20,039)
Total cost of operations	(49,953)	(46,526)	(98,455)	(99,661)
Mine operating income	28,086	19,518	45,639	39,280

Revenue for Q2 2016 was 18% higher compared to the previous year, as a result of 13% more gold sold in a rising gold price environment. Year to date, revenue has increased 4% compared to 2015 due higher gold ounces sold, notable given Q1 2015 gold sales include the sale of 2,750 ounces of gold bullion which were held on the balance sheet at December 31, 2014. As a result of the record quarterly production results, mine operating income in Q2 2016 was a quarterly record $28.1 million, a 44% increase over the corresponding period of 2015, with the increase in revenues being offset by higher operating expenses. On a consolidated basis, operating cash costs per ounce was a quarterly record $673 per ounce sold in Q2, the result of an increasing grade and recovery profile, especially at the flagship Fosterville Gold Mine which accounted for 61% of consolidated production. For the first half of 2016, operating cash costs per ounce of $686 are generally consistent with 2015 and in-line with revised guidance for the current year. The increased royalty expense over both periods is reflective of record production at Fosterville and the resulting impact on revenues, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016. Depletion and is down both on a quarterly and year-to-date basis, impacted by a lower Australian dollar but mainly the result of lower book values at Cosmo and a longer mine life at Fosterville.

Newmarket Gold Inc. | Management Discussion and Analysis	13

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Expenses
	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Impairment charge	-	-	167	-
Exploration and evaluation	3,625	2,665	7,456	3,435
Care and maintenance (recovery)	381	(1,463)	576	(1,184)
General and administrative	2,443	1,910	4,652	3,418
Share-based compensation	2,336	87	3,551	242
Other (gains) losses	(145)	2,996	139	2,803

In Q1 2016, the Company recorded an impairment charge of $0.2 million against the carrying value of the Point Leamington mineral property based on terms of a letter of intent executed with an interested third party. A definitive sales agreement was executed in the second quarter of 2016.

Exploration and evaluation expenditure of $3.6 million was generally consistent with the first quarter of 2016, resulting in year to date exploration and evaluation expenditures of $7.5 million. Expenditures for the quarter and the first half of 2016 are up significantly compared to the same periods of 2015, as strong operational cash flow has enabled the Company to focus on exploration for near-term resource growth. Exploration programs in Q2 2016 included the completion of the Harrier drill drive at Fosterville, surface drill programs targeting the up-plunge and down plunge potential of the lower Phoenix at Fosterville, the Aurora B program at Stawell, the completion of the 640 drill drive development at Cosmo and ongoing drilling in the Sliver and footwall Hinge targets.

The increase in general and administrative expenses compared to 2015 reflect the expanded corporate capacity following the amalgamation of Newmarket Gold and Crocodile Gold in July 2015, and increased capital markets activity since that time. The increase also reflects the increased value of phantom share units due to the 181% appreciation in the Company’s market value in the first half of 2016, and the accrual of certain employee awards which are directly related to the financial performance of the Company.

Share-based compensation in Q2 2016 was $2.3 million, up significantly from Q2 2015 and the first quarter of 2016. The increase compared to the previous quarter expense of $1.2 million relates predominantly to the vesting of two further tranches of performance share units as a result of the Company’s share price performance, which increased 76% over the second quarter (a portion of the Company’s performance share units vest at thresholds based on share price performance on a 20-day volume weighted average). As at June 30, 2016, all such performance share units have now vested. The significantly lower share based compensation expense in 2015 reflects the lower option value of the share compensation plan of Crocodile Gold prior to the amalgamation with Newmarket Gold.

Finance Items and Income Tax
	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Finance income	(271)	(410)	(435)	(619)
Finance costs	203	1,031	1,109	2,190
Deferred tax expense	2,754	630	5,201	1,220

Finance costs in 2015 and the first quarter of 2016 included accretion on the outstanding convertible debentures, which are now fully converted or redeemed as of March 30, 2016. Finance costs in the current quarter relate mainly to interest on the Company’s capital lease obligations.

During the first quarter of 2016, the Company also recognized a deferred tax expense of $2.8 million, compared to $2.4 million in the first quarter of 2016 and only $0.6 million in the corresponding quarter of 2015. The expense in the second quarter and for the first half of 2016 relates mainly to estimated use of non-capital losses relating to the Company’s Victorian operations, as Fosterville continues to achieve record production and cash cost results, and the Australian dollar gold price continues to remain strong.

Net (Loss) Income
Net income for the second quarter of 2016 was $16.8 million or $0.10 per share (basic), compared to net income of $12.1 million or $0.10 per share in Q2 2015. The unchanged earnings per share over the two periods despite an increase in net income of 39% during Q2 2016 is reflective of the higher weighted average number of shares outstanding (basic) as a result of the conversion and redemption of the convertible debentures and the exercise of warrants during the first quarter of 2016. Net income in the first half of 2016 was $23.2 million or $0.14 per share, down 16% compared to net income of $27.8 million, or $0.24 per share, during the same period in 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	14

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Foreign Exchange
The reporting currency of Newmarket Gold is the US dollar. In the consolidated financial statements, all assets and liabilities are translated into the US dollar at the rate of exchange on the balance sheet date and all revenue and expense items are translated at the average rate of exchange for the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss).

As at June 30, 2016, the Australian dollar was worth $0.7486 (December 31, 2015 – $0.7285) and had an average exchange rate against the US dollar of $0.7459 during Q2 2016 (Q2 2015 – $0.7778) . As at June 30, 2016, the Canadian dollar was worth $0.7742 (December 31, 2015 – $0.7225) and had an average exchange rate against the US dollar of $0.7762 during Q2 2016 (Q2 2015 – $0.8134) . For the six months ended June 30, 2015, the Company recorded an unrealized gain on foreign currency translation of $4.4 million in other comprehensive income, compared to a loss of $7.2 million during the corresponding period of 2015. The change in the period was the result of the appreciation in both the Australian and Canadian dollar in the first half of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Newmarket Gold is committed to managing liquidity by achieving positive cash flows from each of its operations to fund capital requirements and development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

Working Capital
	June 30, 2016	December 31, 2015
Cash	$69,872	$36,515
Inventories	20,498	21,107
Other current assets	4,208	5,121
Total current assets	$94,578	$62,743
Current liabilities and provisions	$(36,876)	$(37,568)
Current portion of long term debt	(1,381)	(2,894)
Total current liabilities	$(38,257)	$(40,462)

Net working capital	$56,321	$22,281

As at June 30, 2016, Newmarket had a positive working capital balance of $56.3 million, including a cash balance of $69.9 million, a significant increase from year-end working capital of $22.3 million. The strengthening of working capital reflects ongoing free cash generation from the Company’s mine operations, proceeds from the exercise of share purchase warrants in the first quarter of 2016, and the reduction in current debt related to the Debentures, which were fully converted and redeemed as of March 30, 2016. Notably this reflects the continued investment by the Company into the growth of its mine resources, investing $7.5 million in exploration in the first half of 2016.

With the full conversion and redemption of the Debentures in the first quarter of 2016, the Company has total debt of just $2.8M (excluding accounts payable and accruals, and provisions) relating to capital lease obligations for mine equipment.

Cash Flow Analysis
Newmarket Gold generated operating cash flow of $31.0 million in Q2 2016, compared to $27.1 million in the same period of 2015. The 15% increase in operating cash flows reflects the 18% increase in revenue owing to record production and higher gold prices, while also reflecting the ongoing investment of $3.6 million in exploration and evaluation growth programs. On a year to date basis, the Company has generated $49.3 million in cash flow from operations in 2016 compared to $54.6 million in 2015, noting that 2015 included proceeds of approximately $3.3 million relating to the sale of 2,750 ounces of gold bullion. Cash flow from operations in 2016 also includes $7.5 million in exploration and evaluation spending compared to only $3.4 million in the first half of 2015, as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $11.1 million in Q2 2016 in underground development and resource definition, with 85% of the expenditure focused at Fosterville. Mine development at Cosmo continued to be comparatively low at $0.6 million, with a focus on operating development in the now-accessed Mining Block 8, and also on the completion of the 640 drill drive growth development. Lower mine development compared to 2015 is mainly due to decreased underground development at Cosmo, with a shift to more underground development expected in the second half of 2016. Property, plant and equipment expenditure in the quarter was $2.6 million and $4.5 million for the first half of 2016, down for both comparative periods in 2015, with reduced expenditures at each of the mine operations.

Newmarket Gold Inc. | Management Discussion and Analysis	15

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

The Company achieved all-in sustaining cash costs per ounce of $937 in the second quarter of 2016, up slightly from Q1 2016 due to timing of expenditures. All-in sustaining cash costs of $923 per ounce for the first half of 2016 is tracking well below initial 2016 guidance of $950-$1,025 per ounce, resulting in a downward revision to $900-$975 per ounce. Higher operating cash costs per ounce at Cosmo and Stawell have been offset by a strong reduction in operating cash costs per ounce at Fosterville, lower capital expenditures, and the lower average Australian dollar exchange rate. Notably the all-in sustaining cash costs per ounce for Fosterville decreased 21% to $741 per ounce compared to Q2 2015, and is also down 18% to $732 per ounce compared to the first half of 2015.

Net cash of $5.2 million received from financing activities in the first half of 2016 included proceeds of $6.4 million from the exercise of stock options and warrants, offset by ongoing capital lease obligation and other loan repayments.

OFF-BALANCE SHEET ITEMS

As at June 30, 2016, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE INFORMATION

	June 30, 2016	December 31, 2015
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	177,658,860	135,945,603
Issued: Stock options	9,899,280	11,041,192
Issued: Performance share units	3,273,333	4,012,000
Issued: Common share purchase warrants	401,760	16,661,749

As at the date of this MD&A, the fully paid common shares outstanding of Newmarket Gold was 177,758,860. Subsequent to June 30, 2016, the Company issued 100,000 common shares on the exercise of stock options.

On July 10, 2015, the Company completed the plan of arrangement (“Transaction”) between Newmarket Gold Inc. and Crocodile Gold, whereby each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share, and each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing completed by Newmarket prior to the completion of the Transaction. On closing of the Transaction, Newmarket Gold had 134,220,992 common shares issued and outstanding. All issued and outstanding shares and other equity instruments presented in this MD&A are shown with the share ratios applied to reflect the completion of the Transaction.

Warrants
In the first quarter of 2016, 4,250,769 common share purchase warrants with an exercise price of C$1.63 were exercised, resulting in proceeds to the Company of $5.1 million. Also during Q1 2016, a further 11,438,820 common share purchase warrants with an exercise price of C$9.16 expired unexercised on March 24, 2016. The remaining 401,760 common share purchase warrants represent broker warrants issued in connection with the subscription receipts financing completed as part of the Transaction. The broker warrants have an exercise price of C$1.25 and expire on January 10, 2017.

Convertible Unsecured Debentures
On February 16, 2016, the Company provided notice to the holders of the outstanding Debentures that on March 30, 2016 it would redeem in full all of its then outstanding Debentures by issuing common shares in the Company. The Company had previously issued C$34,500,000 of 8% Debentures on April 5, 2013, with a maturity date of April 30, 2018.

During the three months ended March 31, 2016, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares.

Newmarket Gold Inc. | Management Discussion and Analysis	16

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

(in thousands, except ounces and per share amounts)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Gold produced (oz)	61,191	58,057	53,179	53,817	55,998	59,676	58,796	55,909
Gold sold (oz)	62,223	57,796	52,290	54,521	55,154	61,293	58,070	56,486
Average realized gold price ($/oz)	1,253	1,139	1,117	1,109	1,196	1,185	1,202	1,298
Operating cash costs per ounce sold ($/oz)	673	701	742	715	681	683	793	898
AISC per ounce sold ($/oz)	937	908	995	1,011	1,037	983	1,098	1,233
Revenue	78,039	66,055	58,383	60,664	66,044	72,897	69,783	73,337
Mine operating income	28,086	17,553	8,714	12,582	19,518	19,762	12,272	12,583
Net income (loss)	16,760	6,535	(20,238)	(10,325)	12,072	15,703	10,759	8,583
Net income (loss) per share (basic)	0.10	0.04	(0.15)	(0.08)	0.10	0.13	0.09	0.07
Net (loss) income per share (diluted)	0.09	0.04	(0.15)	(0.08)	0.10	0.13	0.09	0.07
Cash flow from operations	30,999	18,299	10,594	11,345	27,071	27,486	25,281	18,232
Total assets	260,597	240,780	215,560	229,823	240,632	224,611	256,130	249,809
Non-current liabilities	34,462	30,539	49,419	51,495	55,055	57,188	82,197	86,192

Newmarket consistently produces over 50,000 ounces a quarter and has established itself as a 200,000-ounce producer, and has revised its 2016 guidance to 225,000 – 235,000 ounces after a record Q2 2016. The general downward trend in recent times in the Company’s realized gold price has been accompanied by a general downward trend in operating and all-in sustaining cash costs per ounce to maintain sustainable operating margin and cash flow. Cash cost per ounce performance has been driven by improving grade and recovery profiles, cost reduction initiatives, and the weakening Australian dollar. In the recent quarter, the Company achieved a significant increase in its average realized gold price on the back of renewed interest in the gold market.

The focus on reducing and containing costs has enabled the Company to maintain a relatively consistent level of mine operating earnings in light of the volatile gold price. In Q2 2016, it achieved record mine operating income of $28.1 million as a result of an increase in the gold price. Lower mine operating income in last half of 2015 was reflective of production challenges at Cosmo, which has improved in the first half of 2016. Net income has varied more over time largely due to one-time or non-cash items. In Q4 2015, net loss was mainly the result of a $26.0 million non-cash impairment with respect to Cosmo and various Northern Territory assets. In Q3 2015, the Company incurred $15.1 million in transaction costs association with the amalgamation between Crocodile Gold and Newmarket. Since Q2 2015, net (loss) income has also been impacted by the Company’s decision to invest in exploration and growth programs to grow near-term resource potential. Total spend during the year ended 2015 was $12.0 million, and spend in 2016 is projected to exceed that amount.

In 2016, total assets have been impacted by movements in Australian exchange rate relative to the US dollar, as the Company’s mining operations have an Australian dollar functional currency. Throughout 2015, the weakening Australian dollar had the effect of decreasing the Company’s assets in US dollar terms. In Q4 2015, the Company’s total assets were also impacted by the impairment recognized with respect to the Cosmo Gold Mine. In the first half of 2016, as a result of the strengthening Australian dollar there was an upward impact on total assets, in addition to a $33.4 million increase in cash and the ongoing investment into mine properties and property, plant and equipment.

Non-current liabilities are also impacted by the changes in the Australian dollar and also the Canadian dollar, with underlying mine operation capital lease obligations and provisions being denominated in Australian dollars and the Company’s Debentures being a Canadian dollar liability. The Canadian dollar depreciated in 2015 much like the Australian dollar, contributing to the general decreasing amount of non-current liabilities. In 2016, the Company posted a significant decline in non-current liabilities due to the full conversion and redemption of the Debentures in Q1, with part of the decrease being offset by the strengthening Canadian dollar. In Q1 2015, non-current liabilities also decreased significantly as a result of the termination of the net free cash flow sharing arrangement with AuRico Gold Inc. in January 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	17

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

The operating cash costs per ounce and all-in sustaining costs per ounce are reconciled to the condensed interim consolidated statement of operations as follows:

(in thousands, except ounces and per ounce amounts shown)	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Operating expense per the condensed interim consolidated statement of operations, including royalties	41,962	37,649	82,511	79,622
By-product silver sales credit	(94)	(81)	(153)	(169)
Operating cash costs ($)	41,868	37,568	82,358	79,453
Sustaining mine development (1)	10,888	12,561	18,397	23,532
Sustaining capital expenditures, including capital lease payments (2)	2,803	4,731	4,828	7,458
General and administration costs	2,443	1,909	4,652	3,417
Rehabilitation – accretion and amortization (operating sites)	295	260	555	529
Mine exploration	11	144	15	292
All-in sustaining cash costs ($)	58,308	57,173	110,805	114,680
Gold ounces sold	62,223	55,154	120,019	116,447
Operating cash costs per ounce sold ($ / ounce)	673	681	686	682
All-in sustaining cash costs per ounce sold ($ / ounce)	937	1,037	923	985

Newmarket Gold Inc. | Management Discussion and Analysis	18

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Sustaining mine development exclude expenditures for growth projects and mine development to commercial production. Total sustaining capital is calculated as follows:

(in thousands)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Expenditure on mine development per statement of cash flows	11,063	12,794	18,605	23,938
Less: Big Hill Project development costs	(175)	(233)	(208)	(406)
	10,888	12,561	18,397	23,532

(2)	Sustaining property, plant and equipment exclude expenditures for non-operational projects. Total sustaining capital expenditures are calculated as follows:

(in thousands)	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Expenditure on property, plant, and equipment including capital lease payments per statement of cash flows	2,835	4,731	4,955	7,458
Less: Non-operational property, plant and equipment	(32)	-	(127)	-
	2,803	4,731	4,828	7,458

Operating Cost per Tonne Milled (AUD$) – Newmarket Gold calculates operating costs per tonne milled by using operating expenses per the segmented disclosure note in the consolidated financial statements, dividing by the applicable USD/AUD foreign exchange rate, then then dividing by the tonnes milled during the applicable period by the relevant mine operation. Operating expenses include mine site operating costs such as mining, processing and administration, however excludes royalties, depletion and depreciation, and rehabilitation costs.

The operating cost per tonne milled in Australian dollars (A$) are reconciled to the consolidated statement of operations as follows, with all amounts except per tonne milled figures shown in thousands of dollars:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Fosterville Gold Mine
Operating expense per the segmented disclosure note (US$)	15,707	14,760	30,766	31,073
Average foreign exchange rate for period shown	0.7459	0.7778	0.7331	0.7818
Operating expense in (A$)	21,058	18,977	41,967	39,745
Ore Milled (t)	169,884	173,323	331,752	348,650
Operating cost per tonne milled (A$)	124	109	127	114
Cosmo Gold Mine
Operating expense per the segmented disclosure note (US$)	15,547	14,378	30,255	29,987
Average foreign exchange rate for period shown	0.7459	0.7778	0.7331	0.7818
Operating expense in (A$)	20,843	18,485	41,270	38,356
Ore Milled (t)	169,252	193,084	350,277	383,390
Operating cost per tonne milled (A$)	123	96	118	100
Stawell Gold Mine
Operating expense per the segmented disclosure note (US$)	9,618	7,744	19,553	17,144
Average foreign exchange rate for period shown	0.7459	0.7778	0.7331	0.7818
Operating expense in (A$)	12,894	9,956	26,672	21,929
Ore Milled (t)	225,265	221,974	454,823	442,061
Operating cost per tonne milled (A$)	57	45	59	50

Newmarket Gold Inc. | Management Discussion and Analysis	19

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two-year term with an option for a 12 month extension, such option having been exercised. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12-month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at June 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine and the Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at June 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at June 30, 2016, the Company had provided performance guarantees totaling $18.2 million to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are recorded as long-term in restricted cash.

(c)	Management contracts

As at June 30, 2016, minimum commitments upon termination of the existing contracts were approximately $1.9 million and minimum commitments due within one year under the terms of these contracts are $1.7 million. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1.8 million to be made upon the occurrence of a change of control.

(d)	Royalty obligations

As at the date of this MD&A, the Company has the following obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.)
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.)
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has an obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at June 30, 2016, approximately 1,057,859 ounces of gold had been treated in the plant.

Newmarket Gold Inc. | Management Discussion and Analysis	20

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and key management personnel were as follows during the year ended:

	June 30, 2016	June 30, 2015
Short-term compensation and benefits	$901	$768
Share-based payments	3,141	206
	4,042	974

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the consolidated statement of operations.

(b)	Other related party disclosures

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining Corp. (“Calibre”), a company with directors in common with Newmarket Gold.

RISK FACTORS

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Newmarket Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineable reserves; the replacement of depleted reserves; and health, safety and environmental risks.

The Company’s ability to generate positive cash flow to generate returns and fund capital requirements and future growth and development is primarily dependent on the price of gold and its ability to meet its production estimates at expected costs. The gold price is impacted by numerous macroeconomic factors outside of the Company’s control, including but in no way limited to: global and regional political and economic conditions, supply and demand factors, inflation or deflation expectations, interest rate expectations, and central bank decisions. A sustained decrease in the price of gold would impact the Company’s profitability, may result in mineral property write-downs and could eventually result in liquidity difficulties. Furthermore, actual production results may vary from Company estimates due to various factors, including but not limited to: mine dilution, lower than expected grades, recovery issues, stope failures, power outages, weather related matters, or equipment and/or supply shortages. Lower than expected production could impact the Company’s ability to generate cash flows to cover the cost of operations and fund sustainable capital expenditures. The Company mitigates the above risks by diligently tracking the gold price and production performance compared to forecast and budget and re-forecasting production plans accordingly so that required financial decisions can be made in a timely manner.

Readers are encouraged to read a full outline and description of the risk factors described in the Company’s Annual Information Form for the year ended December 31, 2015, filed on the Company’s website and on SEDAR.

Newmarket Gold Inc. | Management Discussion and Analysis	21

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company’s significant accounting policies are described in note 3 to the condensed interim consolidated financial statements for the three and six months ended June 30, 2016, and note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements require management to make estimates and judgements that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and judgements affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The critical accounting estimates and judgements applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those applied and disclosed in the consolidated financial statements for the year ended December 31, 2015. For related details, please refer to the Company’s consolidated financial statements, which are available on the Company’s website and on SEDAR.

ACCOUNTING POLICIES AND CHANGES

The condensed interim consolidated financial statements were prepared using the same accounting policies as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except for the adoption of the following standard amended by the IASB that was adopted as of January 1, 2016:

•	IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The adoption of this policy did not have a material impact on the consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Recently issued but not adopted accounting guidance includes IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, and IFRS 15 Revenue From Contracts With Customers, IFRS 16 Leases, and amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangibles. The Company has not yet assessed the impact of the new and amended standards on its consolidated financial statements or whether to early adopt any of the new requirements.

•

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

•

IFRS 15 Revenue From Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted.

•

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Newmarket Gold Inc. | Management Discussion and Analysis	22

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Newmarket Gold’s management, including the CEO and CFO, have as at June 30, 2016, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Newmarket Gold’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management used the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended December 31, 2015. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2015 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Newmarket Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Newmarket Gold Inc. | Management Discussion and Analysis	23

Q2 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENTS
This Management Discussion and Analysis (“MD&A”) contains forward-looking information and forward-looking statements about Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) under Canadian securities legislation. Except for statements of historical fact relating to Newmarket Gold and its predecessor companies (including Crocodile Gold Corp.), forward-looking information includes, but is not limited to, information with respect to the Company’s expected production from, and the further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral resources and mineral reserves; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral resource and reserve mineral estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: price volatility of the Company’s securities, limited lives of mines, the price of gold and base metals, the need for additional capital, land title issues, exploration development and operating risks, accuracy of production estimates, accuracy of cost estimates, unexpected events and delays during construction, expansion and start-up, failure of plant, equipment or processes to operate as anticipated, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, insurance and uninsured risks, competition, currency fluctuations, adequacy of financial resources, limited historical production revenues, dependence on outside parties, dependence on key personnel, conflicts of interest, accidents, labour disputes and other risks of the mining industry. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NOTE TO US INVESTORS
This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION
The technical contents of this MD&A have been reviewed and approved by Mark Edwards, MAusIMM (CP), MAIG, General Manager Exploration, a “qualified person” as such term is defined in National Instrument 43-101 (“NI 43-101”).

Newmarket Gold Inc. | Management Discussion and Analysis	24